UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-40678

EUDA Health Holdings Limited

(Exact Name of Registrant as Specified in its Charter)

60 Kaki Bukit Place, #03-01 Eunos Techpark, Singapore 415979

(Address of Principal Executive Offices and Zip Code)

Registrant’s telephone number, including area code: +65 6327 1110

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

EUDA Health Holdings Limited (the “Company”) is furnishing under the cover of Form 6-K its financial results for the six months ended June 30, 2026.

Exhibits

99.1	Unaudited Condensed Consolidated Statement of Cash Flows for the six months ended June 30, 2026 and June 30, 2025.

99.2	Operating and Financial Review and Prospects in connection with the Unaudited Interim Condensed Consolidated Financial Statements for the Six Months Ended June 30, 2026 and 2025.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: September 29, 2026

EUDA Health Holdings Limited

	By:	/s/ Alfred Lim
	Name:	Alfred Lim
	Title:	Chief Executive Officer

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